ADVANCING TO PRODUCTION	390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100
www.polymetmining.com
TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2012-4

POLYMET REPORTS FISCAL 2012 RESULTS

Hoyt Lakes, Minnesota, May 1, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) today reported that it has filed its financial results for the year ended January 31, 2012. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds.

FINANCIAL HIGHLIGHTS

  Loss for the year ended January 31, 2012 was $3.045 million compared with $6.662 million for the prior period. General and administrative expenses in the year to January 31, 2012 were $2.744 million compared with $2.635 million in the prior period, excluding non-cash stock based compensation. Professional fees, primarily related to the first-time adoption of IFRS, increased by $0.375 million while office and corporate wages declined by $0.212 million.

  At January 31, 2012 PolyMet had cash and cash equivalents of $17.478 million compared with $10.361 million at January 31, 2011. Under the November 2010 financing, Glencore is committed to purchase 5 million shares at $2.00 per share no later than October 15, 2012. This $10 million equity is in addition to the January 31, 2012 balance sheet numbers.

  PolyMet invested $16.137 million into its NorthMet project during the year ended January 31, 2012, compared with $16.519 million in the prior year period. The year to January 31, 2012 includes $3.420 million from the sale of equipment the Company no longer plans to use and purchase of land funded with proceeds from an Iron Range Resources and Rehabilitation Board loan.

  PolyMet paid the balance of the notes from Cliffs Natural Resources ("Cliffs") associated with PolyMet's purchase of the Erie Plant facilities. PolyMet continues to have obligations to Cliffs related to its indemnification of Cliffs for the environmental liabilities at the properties it acquired from Cliffs.

  As of January 31, 2012 PolyMet had spent $40.294 million on environmental review and permitting, of which $33.843 million has been spent since the NorthMet project moved from exploration to development stage.

Key Statistics

(in '000 US dollars, except per share amounts)

Balance Sheet	January 31, 2012	January 31, 2011

Cash and equivalents	$17,478	$10,361
Working capital	16,375	4,199
Total assets	189,571	156,736
Total liabilities	57,205	54,319
Shareholders' equity	132,366	102,417

	Year ended January 31,

Income Statement	2012	2011

General and administrative expense
excluding non-cash share-based	$(2,744)	$(2,635)
Non-cash share-based compensation	(625)	119
Other income (loss)	(333)	(5,536)

Income (loss) before tax	$(3,702)	$(8,052)
Recovery of future income tax	657	1,390

Income (loss) after tax	$(3,045)	$(6,662)
Income (loss) per share	$(0.02)	$(0.04)

Investing Activities
NorthMet Property, net of sales	$16,137	$16,519

Weighted average shares outstanding	160,358,498	149,444,955

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:
Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.